Exhibit 99.1

December 6, 2021

VEDANTA LIMITED

EXTENSION OF EXCHANGE DATE OF AMERICAN DEPOSITARY SHARES

Vedanta Limited (“the “Company” ; NYSE: VEDL) had previously announced that the Deposit Agreement under which its American depositary shares (“ADSs”) were issued was terminated effective close of trading on NYSE on November 08, 2021. Under the terms of the Deposit Agreement, holders of Company’s ADSs can surrender their ADSs to the Depositary in exchange for the underlying equity shares of the Company at any time on or prior to December 08, 2021. This requires that holders who surrender their ADSs (or the certificates evidencing such ADSs, if applicable) for cancellation must have, or establish, a custodian or brokerage (Demat) account in India to receive such equity shares prior to surrendering their ADSs to Citibank, N.A. for cancellation. Establishing such custodian or brokerage (Demat) account may be subject to delay as a result of operational procedures and as the opening of such account may be subject to regulatory approvals in India.

In order to provide more time to the ADS holders, the Company has decided to extend the date by which holders can surrender their ADSs to the Depositary in exchange for the underlying equity shares of the Company from December 08, 2021 to January 10, 2022. Holders of ADSs can now surrender their ADSs to the Depositary in exchange for the underlying equity shares of the Company at any time on or prior to January 10, 2022.

For more information on requirements and process of establishing a Demat account, please visit the Company’s website at www.vedantalimited.com. Starting on or about January 11, 2022, the Depositary may attempt to sell the then-remaining Shares held on deposit upon the terms described in the notice of termination of ADS Program as provided for in the Deposit Agreement.

Please be advised that since ADSs have been delisted from the New York Stock Exchange effective close of trading on November 08, 2021, no over-the-counter market trading of ADSs is permitted under Indian law. The Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

The Company reserves the right to change its plans in this regard.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated July 19, 2021. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’s website, www.sec.gov.